UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 6, 2018

ASHFORD INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36400	46-5292553
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (214) 490-9600

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

ITEM 1.01                                 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On April 6, 2018, Ashford Inc., a Maryland corporation (the “Company”), entered into a Combination Agreement (the “Combination Agreement”) with Monty J. Bennett and Archie Bennett, Jr., the Company’s Chairman and Chief Executive Officer and his father, respectively (collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”); Project Management LLC, a Maryland limited liability company and wholly owned subsidiary of Remington (“PM LLC”); MJB Investments, LP (“MJB Investments”); Mark A. Sharkey; Ashford Holding Corp., a Maryland corporation and wholly owned subsidiary of the Company (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub”).

Relationships Among the Parties

The Company serves as the advisor to Ashford Hospitality Prime, Inc., a Maryland corporation (“Ashford Prime”), and Ashford Hospitality Trust, Inc., a Maryland corporation (“Ashford Trust”), from which the Company was spun-off in November 2014. Ashford Prime and Ashford Trust are real estate investment trusts listed on the New York Stock Exchange. Prior to the Company’s spin-off, the Company entered into a mutual exclusivity agreement with Remington Lodging & Hospitality, LLC, a Delaware limited liability company (“Remington L&H”), a property management company owned by the Bennetts and a wholly owned subsidiary of Remington, pursuant to which the Company agreed, subject to certain terms and conditions, to utilize Remington L&H to provide property management, project management, development and related services for all hotels, if any, that the Company may acquire as well as all hotels that future companies advised by the Company may acquire.

Mr. Monty J. Bennett serves as Chairman of the Board of Directors of the Company (the “Board”) and Chief Executive Officer of the Company. He also serves as Chief Executive Officer of Remington L&H. Mr. Archie Bennett, Jr. is Chairman Emeritus of Ashford Trust and Chairman of Remington. Each of Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. owns a fifty-percent limited partnership interest in Remington and a fifty-percent general partnership interest in Remington.

As of April 6, 2018, Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. together own, or otherwise control, directly or indirectly, 405,508 shares of common stock of the Company (excluding 206,248 shares of common stock reserved for issuance to them, in the aggregate, pursuant to the Company’s deferred compensation plan and including 95,000 shares of common stock issuable in respect of currently exercisable options held by Mr. Monty J. Bennett), which represents approximately 18.4% of the common stock of the Company.

Mr. Monty J. Bennett owns all of the equity interest in MJB Investments, and holds his economic interest in the limited partnership interests in Remington through MJB Investments.

Combination Agreement

Under the terms of the Combination Agreement, the Company, through New Holdco, will acquire, directly and indirectly, 100% of the securities of PM LLC (the “PM LLC Transferred Securities”), a Maryland limited liability company and wholly owned subsidiary of Remington Holdings, L.P., a Delaware limited partnership (“Remington”). Prior to the consummation of the merger of Merger Sub with and into the Company, whereby the Company will survive and become a wholly owned subsidiary of New Holdco (the “Merger”), Remington, Remington Hotels LLC (“Remington Hotels”), Remington L&H, and, at or prior to the closing of the transactions contemplated by the Combination Agreement (the “Transactions”), PM LLC, and their respective subsidiaries (collectively, the “PM Companies”), the General Partner, and the Bennetts, among others, will (i) cause the PM Companies to transfer the project management business conducted, prior to the closing of the Transactions, by Remington Hotels and Remington L&H, and after the of the Transactions, by PM LLC, within the lodging industry, including construction management, interior design, architectural oversight, and the purchasing, expediting, warehousing, freight management, installation and supervision of furniture, fixtures, and equipment, and related services (the “Project Management Business”) to PM LLC, and (ii) cause 100% of the PM LLC Transferred Securities to be transferred to the Bennetts (collectively, the “PM Formation

Transaction”). Following the consummation of the PM Formation Transaction and contemporaneously with the consummation of the Merger, the Bennetts will transfer to New Holdco, 100% of the PM LLC Transferred Securities in exchange for the consideration provided in the Combination Agreement (as described below) pursuant to a Contribution Agreement, dated as of the closing (the “PM Contribution Agreement”), among Archie Bennett, Jr., MJB Investments, Mr. Mark A. Sharkey, and New Holdco.

In consideration for the contribution of the PM LLC Transferred Securities, the respective holders thereof will receive aggregate consideration (the “Aggregate Consideration”) of $203,000,000 (based on the values agreed by the parties to the Combination Agreement as set forth below) as follows: 8,120,000 shares of New Holdco Series B Convertible Preferred Stock with a value agreed by the parties to the Combination Agreement of $25 per share. In the event the closing of the Transactions occurs, New Holdco will also pay up to $5,000,000 of (i) all transaction expenses incurred or funded by Remington or the PM Companies (on behalf of themselves or their affiliates), including, among other things, one half of all filing and other similar fees payable in connection with any filings or submissions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any withholding or tax liability designated by Remington, in its discretion, as a transaction expense relating or attributable to the distribution of PM LLC Transferred Securities to Sharkey pursuant to the PM Formation Transaction and/or the receipt of Series B Convertible Preferred Stock by Sharkey under the Combination Agreement and the PM Contribution Agreement, and (ii) bonus and other payments (including applicable taxes in respect thereof) made to employees and agents of the PM Companies in connection with the closing.

The Combination Agreement provides that at, and as a condition to, the closing, the Bennetts receive, at a confidence level of “more likely than not” an opinion of their tax counsel that (A) the exchange on the closing date of the Combination Agreement by the Bennetts and MJB Investments of PM LLC Transferred Securities for Series B Convertible Preferred Stock under the Combination Agreement and the PM Contribution Agreement, in connection with the Merger, will qualify as a tax-free exchange under § 351 of the Code, (B) the Series B Convertible Preferred Stock will not be treated as nonqualified preferred stock (within the meaning of § 351(g) of the Code) as of the closing date of the Combination Agreement, and (C) the Bennetts will not recognize any taxable gain or income as a result of their exchange of PM LLC Transferred Securities for Series B Convertible Preferred Stock on the closing date of the Combination Agreement under the Combination Agreement and the PM Contribution Agreement.

The Board (other than Mr. Monty J. Bennett and Mr. J. Robison Hays, III, who recused themselves), acting upon the unanimous recommendation of a special committee consisting of disinterested and independent directors (the “Special Committee”), unanimously (i) determined that the Combination Agreement and the Transactions were fair to and in the best interests of the Company and its stockholders (other than the Bennetts), (ii) approved and adopted the Combination Agreement, the other Transaction Documents (as defined in the Combination Agreement) and the Transactions, and (iii) resolved to recommend that the Company’s stockholders vote to approve and adopt the Transactions. The Special Committee’s recommendation and the Board’s action were based in part on a fairness opinion issued to the Special Committee by Janney Montgomery Scott LLC to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, as of the date of the Combination Agreement, the Aggregate Consideration is fair, from a financial point of view, to New Holdco.

Stockholders of the Company will be asked to vote in favor of the proposal to approve the Combination Agreement, the other Transaction Documents and the Transactions at the Company’s annual stockholders meeting that will be held on a date to be announced. Stockholder approval is required under the rules of NYSE American LLC, on which the Company’s common stock is listed for trading (the “Company Stockholder Approval”).

Each party’s obligation to consummate the Transactions is subject to certain other conditions, including among other things (i) the absence of any legal restraint with respect to the Transactions, (ii) the expiration or earlier termination of the waiting period applicable to the Transactions under the HSR Act, (iii) the accuracy of the other party’s representations and warranties contained in the Transaction Documents (subject to certain qualifiers, as applicable), (iv) the PM Contribution Agreement, the Merger Agreement, the Cost Sharing Agreement, and the New Holdco Restructuring Agreement (each as defined in the Combination Agreement) being in a form and substance reasonably satisfactory to the Company and the PM Parties, (v) the other party’s compliance in all material respects with its covenants and agreements contained in the Transaction Documents, (vi) the Company Stockholder Approval having been obtained and (vii) the Transactions would not give rise to termination, penalty or similar rights of any counterparty of the Company and certain of its affiliates or Remington and certain of its affiliates, under any material agreement pursuant to which such parties provide services, including with respect to the project management business. The Company’s obligation to close is also conditioned on, among other things, (i) there not having occurred a PM Material Adverse Effect (as defined in the Combination Agreement) with respect to PM LLC and (ii) the receipt of required contractual consents. The PM Parties’ obligation to close is also conditioned on, among other things, (i) there not having occurred a Material Adverse Effect with respect to the Company (as defined in the Combination Agreement as an “AINC Material Adverse Effect”), (ii) their receipt of an appraisal satisfactory to them to the effect that the value of a share of Series B Convertible Preferred Stock does not exceed $25, (iii) the receipt of required contractual consents, and (iv) the receipt by the Bennetts of a satisfactory opinion of their tax counsel at a confidence level of “more likely than not” or higher for federal income tax purposes that (A) the exchange on the closing date of the Combination Agreement by the Bennetts and MJB Investments of PM LLC Transferred Securities for Series B Convertible Preferred Stock under the Combination Agreement and the PM Contribution Agreement, in connection with the Merger, will qualify as a tax-free exchange under § 351 of the Code, (B) the Series B Convertible Preferred Stock will not be treated as nonqualified preferred stock (within the meaning of § 351(g) of the Code) as of the closing date of the Combination Agreement, and (C) the Bennetts will not recognize any taxable gain or income as a result of their exchange of PM LLC Transferred Securities for Series B Convertible Preferred Stock on the closing date of the Combination Agreement under the Combination Agreement and the PM Contribution Agreement.

The PM Parties and the Company have each made representations and warranties and covenants in the Combination Agreement. The representations and warranties survive for eighteen months after closing of the Combination Agreement, except that specified fundamental representations of the parties survive indefinitely. The PM Parties’ representations and warranties with respect to environmental and employee benefit matters survive for the period of the respective statute of limitations plus three months, and the parties’ representations and warranties with respect to tax related matters survive for the period of the statute of limitations plus six months. Excepting breaches of fundamental representations and warranties and certain related matters, a party is not liable for breaches of representations and warranties until the aggregate amount of all damages suffered by the party exceed $5 million, in which event the breaching party is liable from the first dollar. Except for breaches of fundamental representations and warranties and certain tax related matters, the aggregate liability of a party for damages is $30.7 million. The aggregate liability of a party for damages is $203 million for all breaches of representations and warranties; provided, that in no event will Mr. Sharkey, MJB Investments or any member of the Special Committee of the Company have any liabilities with respect to any representations or warranties under the Combination Agreement. The PM Parties will satisfy obligations for breaches of warranties in shares of Series B Convertible Preferred Stock, valued at $25 per share.

The PM Companies and the PM Parties are subject to “no-shop” restrictions on their respective ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals.

The Company is also subject to “no-shop” restrictions on its ability to solicit acquisition proposals regarding the Company from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, prior to the Company Stockholder Approval, the “no-shop” provision is subject to a customary “fiduciary-out” provision that allows the Company, under certain circumstances and in compliance with certain procedures, to provide information to and participate in discussions and engage in negotiations with third parties with respect to an acquisition proposal that the Board determines (acting through the Special Committee) is reasonably likely to result in a Company Superior Proposal (as defined in the Combination Agreement as an “AINC Superior Proposal”). The Special Committee may exercise a termination right in order to accept a Superior Proposal, subject to match rights for the PM Parties and certain other conditions. In addition, prior to the Company Stockholder Approval, the Board may change its recommendation with respect to the Combination Agreement and the Transactions in response to an Intervening Event (as defined in the Combination Agreement as an “AINC Intervening Event”) if the Special Committee determines in good faith, after consultation with counsel, that the failure to do so would be inconsistent with the Board’s duties under applicable law, but only if the Company has first negotiated in good faith to adjust the terms of the Combination Agreement so that there is no longer a basis for such change. If the Combination Agreement is terminated by the Company as provided above, the Company is required to pay the PM Parties a termination fee of $4.094 million plus the costs and expenses incurred by them.

The Combination Agreement contains termination rights for both the Company and the PM Parties, including the right of either party to terminate the Combination Agreement if the Transactions are not consummated before December 31, 2018.

Terms of Series B Convertible Preferred Stock

The Articles Supplementary establishing the terms of the Series B Convertible Preferred Stock issued in exchange for the PM LLC Transferred Securities will provide that each share of Series B Convertible Preferred Stock will (A) have a liquidation value of $25 per share, (B) be entitled to cumulative dividends at the rate of (i) 5.50% per annum until the first anniversary of the closing of the Transactions, (ii) 6.00% per annum from the first anniversary of the closing of the Transactions until the second anniversary of the closing of the Transactions, and (iii) 6.50% per annum thereafter, in each case, payable quarterly in arrears, (C) participate in any dividend or distribution on the common stock of New Holdco in addition to the dividends on the Series B Convertible Preferred Stock, (D) be convertible into voting common stock of New Holdco at $140 per share, and (E) provide for customary anti-dilution protections. In the event New Holdco fails to pay the required dividends on the Series B Convertible Preferred Stock for two consecutive quarterly periods (a “Preferred Stock Breach”), then, until such arrearage is paid in cash in full, (i) the dividend rate on the Series B Convertible Preferred Stock will increase to 10.00% per annum until no Preferred Stock Breach exists; (ii) no dividends may be declared and paid, and no other distributions or redemptions may be made, on the New Holdco common stock; and (iii) the New Holdco board of directors will be increased by two seats and Archie Bennett, Jr., during his lifetime, and 55% of the holders of Series B Convertible Preferred Stock thereafter, and Monty J. Bennett, during his lifetime, and 55% of the holders of Series B Convertible Preferred Stock thereafter, will each be entitled to designate one individual (other than Archie Bennett Jr.) to fill such newly created seats.

The Articles Supplementary will provide that, so long as any shares of Series B Convertible Preferred Stock are outstanding, New Holdco is prohibited from taking specified actions without the consent of at least 55% of the holders of Series B Convertible Preferred Stock, including (i) modifying the terms, rights, preferences, privileges or voting powers of the Series B Convertible Preferred Stock; (ii) altering the rights, preferences or privileges of any capital stock of New Holdco so as to affect adversely the Series B Convertible Preferred Stock; (iii) issuing any security senior to the Series B Convertible Preferred Stock, or any shares of Series B Convertible Preferred Stock other than pursuant to the Combination Agreement; (iv) entering into any agreement that expressly prohibits or restricts the payment of dividends on the Series B Convertible Preferred Stock or the common stock of New Holdco or the exercise of the Change of Control Put Option (as defined below); or (v) other than the payment of dividends on the Series B Convertible Preferred Stock or payments to purchase any of the Series B Convertible Preferred Stock, transferring New Holdco’s or its subsidiaries’ cash balances or other assets to the Company or any other subsidiary of the Company other than by means of a dividend payable by New Holdco pro rata to the holders of the New Holdco common stock.

Investor Rights Agreement

At the closing of the Transactions, Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, Mr. Mark A. Sharkey and New Holdco will enter into an investor rights agreement (the “Investor Rights Agreement”) governing the relationship of such parties subsequent to such closing.

For so long as Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments, and Mr. Mark A. Sharkey (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, “Covered Investors”) beneficially own no less than 20% of the issued and outstanding shares of common stock of New Holdco (taking into account the Series B Convertible Preferred Stock on an as-converted basis), Monty J. Bennett, during his lifetime, and 55% of the Covered Investors thereafter, and Archie Bennett, Jr., during his lifetime, and 55% of the Covered Investors thereafter, will each be entitled to nominate one individual (other than Archie Bennett Jr.) for election as a member of the board of directors of New Holdco (each, a “Seller Nominee”). Mr. Monty J. Bennett will serve as a Seller Nominee. In the event of a Series B Convertible Preferred Stock Breach (as defined in the Articles Supplementary), 55% of the Holder Group Investors will be entitled to nominate a total of two additional individuals for election as members of the board of directors of New Holdco.

For five years after the closing of the Transactions, each of the Covered Investors are prohibited from transferring common stock of New Holdco or Series B Convertible Preferred Stock to any person that is or would become, together with such person’s affiliates and associates, a beneficial owner of 10% or more of the shares of common stock of New Holdco and Series B Convertible Preferred Stock, except (i) to family members and in connection with estate planning, (ii) as a result of any voting agreement between Monty J. Bennett and Archie Bennett, Jr., (iii) transfers in which no transferee (or group of affiliated or associated transferees) would purchase or receive 2% or more of the outstanding voting shares of New Holdco, (iv) in connection with any widespread public distribution of shares of common stock of New Holdco or Series B Convertible Preferred Stock registered under the Securities Act of 1933, as amended, or (v) a transfer to any transferee that would beneficially own more than 50% of the outstanding common stock of New Holdco and Series B Convertible Preferred Stock without any transfer from a Covered Investor, unless such transfer restrictions have been waived by the affirmative vote of the majority of the stockholders of New Holdco that are not affiliates or associates of the Covered Investors.

The Investor Rights Agreement provides that Covered Investors agree that on matters submitted to a vote of the holders of voting securities of New Holdco, the Covered Investors will have the right to vote or direct or cause the vote of the shares as to which they hold sole voting power or are held by immediate family members (or a trust for the benefit of such person) (“Sole Voting Shares”) as the Covered Investors determine, in their sole discretion, except (i) if, prior to the fifth anniversary of the closing of the Transactions only with respect to the voting securities of New Holdco, the combined voting power of the Reference Shares (as defined below) of New Holdco exceeds 25.0% (plus the combined voting power of (i) any common stock of New Holdco purchased by any Covered Investor in an arm’s length transaction after the closing of the Transactions from a person other than New Holdco or a subsidiary of New Holdco, for cash, including through open market purchases, and (ii) privately negotiated transactions or any distributions of common stock of New Holdco by either of Ashford Trust or Ashford Prime to its respective stockholders pro rata) of the combined voting power of all of the outstanding voting securities of New Holdco entitled to vote on any given matter, then Reference Shares of New Holdco representing voting power equal to such excess will be deemed to be “Company Cleansed Shares” under the Investor Rights Agreement. The Covered Investors agree that they will vote, or cause to be voted, out of the Covered Investors’ Sole Voting Shares, shares constituting voting power equal to the voting power of the Company Cleansed Shares in the same proportion as the holders of such class or series of voting securities of New Holdco vote their shares with respect to such matters, inclusive of the Reference Shares of New Holdco voted by the Covered Investors. These restrictions may be waived by a majority vote or consent of the independent directors of New Holdco that have no personal interest in the matter to be voted upon. “Reference Shares” means all voting securities of New Holdco that are (without duplication): (a) beneficially owned by any Covered Investor, including any such voting securities as to which any Covered Investor has sole or shared voting power; (b) beneficially owned by any member of a Group of which any Covered Investor is a member; or (c) subject to or referenced in any derivative or synthetic interest that (i) conveys any voting right in New Holdco common stock or (ii) is required to be, or is capable of being, settled through delivery of New Holdco common stock in either case, that is held or beneficially owned by any Covered Investor or any controlled affiliate or any Covered Investor. The Covered Investors also agree among themselves that the total number of votes attributable to Reference Shares that are not Cleansed Shares will be proportionately allocated among the Covered Investors based on a percentage, the numerator of which is the number of Reference Shares held by such Covered Investor, and the denominator of which is the total number of Reference Shares held by all Covered Investors in the aggregate.

After the seventh anniversary of the closing of the Transactions, New Holdco will have the option to purchase all or any portion of the Series B Convertible Preferred Stock, in $25.0 million increments, on a pro rata basis among all Covered Investors at a price per share equal to $25.125, plus accrued but unpaid dividends.

Each Covered Investor has the option, exercisable on one occasion, to sell to the Company all of the Series B Convertible Preferred Stock then owned by such Covered Investor (the “Change of Control Put Option”) at any time during the ten business day consecutive period following the consummation of a Change of Control. “Change of Control” means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of the Company (but not in any other capacity): (a) any person (other than Mr. Monty J.

Bennett, Mr. Archie Bennett, Jr., MJB Investments, their controlled affiliates, any trust or other estate in which any of them has a substantial beneficial interest or as to which any of them serves as trustee or in a similar fiduciary capacity, any immediate family member of Mr. Monty J. Bennett or Mr. Archie Bennett, Jr., or any group (as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934)) acquires beneficial ownership of securities of New Holdco that, together with the securities of the Company or New Holdco previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of New Holdco’s outstanding securities, or (b) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of New Holdco’s (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of the Company.

In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid by the Company to such exercising Covered Investor will be an amount equal to (i) $25.125, plus (2) all accrued and unpaid dividends, plus, (3) in the event that the Change of Control Put Option is exercised prior to the fifth anniversary of the closing of the Transactions, an additional amount equal to, initially, 15% of $25 per annum and reduced by 3% for each year, inclusive of the year in which the Change of Control Put Option is exercised, until the fifth anniversary of the closing of the Transactions, payable in cash.

The Investor Rights Agreement also provides that, except for issuances contemplated by the transaction documents entered into under the Combination Agreement, New Holdco will not issue any equity securities, rights to acquire equity securities of New Holdco or debt convertible into equity securities of New Holdco (“New Securities”) unless the Company, New Holdco or Merger Sub, as the case may be, gives each of Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., and MJB Investments (together with each person that succeeds to the interests as an immediate family member or controlled entity transferee, “Holder Group Investors”) notice of its respective intention to issue New Securities and the right to acquire such Holder Group Investor’s pro rata share of the New Securities.

Subject to certain exclusions, the Investor Rights Agreement provides that for a period of the later of three years following the closing of the Transactions or three years following the date on which Mr. Monty J. Bennett is not principal executive officer of the Company, each of Mr. Monty J. Bennett, Mr. Archie Bennett, Jr., MJB Investments will not, directly or indirectly (i) engage in, or have an interest in a person that engages directly or indirectly in, the Project Management Business anywhere in the United States (excluding certain passive investments and existing relationships); or (ii) intentionally interfere in any material respect with the business relationships between PM LLC and customers, clients or vendors of PM LLC.

The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of New Holdco and 55% of the Covered Investors and (ii) the date on which the Covered Investors no longer own any New Holdco common stock or Series B Convertible Preferred Stock; provided certain specified provisions will last for the time periods provided by their terms and others will last indefinitely.

A Covered Investor will automatically cease to be bound by the Investor Rights Agreement solely in its capacity as a Covered Investor at such time as such Covered Investor no longer owns any common stock of New Holdco or Series B Convertible Preferred Stock, provided certain specified provisions will last for the time periods provided by their terms and others will last indefinitely.

Rights Plan Amendment

On April 6, 2018, the Company and Computershare Trust Company, N.A., as Rights Agent, entered into Amendment No. 2 (“Amendment No. 2”) to the Amended and Restated Rights Agreement, dated as of August 12, 2015, as previously amended by Amendment No. 1 to the Amended and Restated Rights Agreement, dated October 31, 2016 (as amended, the “Rights Agreement”).

Pursuant to Amendment No. 2, the Rights Agreement was amended to (i) extend the Final Expiration Date with respect to the Company’s Rights (each as defined under the Rights Agreement) until the date of the Company’s 2018 annual meeting of stockholders and (ii) exclude Monty J. Bennett, Archie Bennett Jr. and their respective Affiliates and Associates (each as defined in the Rights Agreement) from the definition of “Acquiring Person.”

The descriptions of the Combination Agreement, the Investor Rights Agreement, the Articles Supplementary and Amendment No. 2 do not purport to describe all of the terms of such agreements and are qualified in their entirety by the full text of such documents, copies of which are filed as exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

The foregoing description of the Combination Agreement attached hereto as Exhibit 2.1 and the other exhibits to this Current Report on Form 8-K furnished herewith are intended to provide information regarding the terms of the Combination Agreement, and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Combination Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The Combination Agreement contains representations and warranties by the Company, New Holdco and Merger Sub, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Combination Agreement were made solely for the benefit of the parties to the Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Combination Agreement and the other agreements described above should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files or has filed with the SEC. The foregoing summaries are also not intended, and will not be deemed, to modify, amend, alter, waive or interpret any provision of any of the Transaction Documents.

ITEM 3.03                                  MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS

The disclosure set forth under the subheading “Rights Plan Amendment” in Item 1.01 is incorporated by reference into this Item 3.03.

ITEM 8.01                                  OTHER EVENTS

On April 9, 2018, the Company issued a press release and released an investor presentation announcing entry into the Combination Agreement, which the Board, represented by all disinterested directors, voted unanimously to approve. The press release and investor presentation are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

Additional Information and Where to Find It

In connection with the transaction, the Company will file with the SEC a registration statement on Form S-4 containing a proxy/prospectus. Additionally, the Company files annual, quarterly and current reports, proxy and information statements and other information with the SEC. INVESTORS AND SECURITY HOLDERS OF ASHFORD ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTION. The proxy/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at the Company’s website, www.ashfordinc.com, under the “Investors” link, or by requesting them in writing or by telephone from the Company at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600.

The Company, Remington and certain of their respective directors and officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from its stockholders that will occur in connection with the transaction. Information concerning the interests of the directors and officers of the Company who may be considered “participants” in the solicitation is or will be set forth in the Company’s Annual Report on Form 10-K filed with the SEC, as amended, and will be set forth in the proxy statement relating to the transaction when the proxy statement becomes available. Information concerning the directors and officers of Remington who may be considered “participants” in the solicitation will be set forth in the Form S-4. Copies of these documents can be obtained, without charge, at the SEC’s website at www.sec.gov, by directing a request to the Company at the address above, or at www.ashfordinc.com.

Safe Harbor for Forward-Looking Statements

Certain statements and assumptions in this document contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; the failure to satisfy conditions to completion of the transaction, including receipt of regulatory approvals and stockholder approval; changes in the business or operating prospects of Remington’s Project Management business; adverse litigation or regulatory developments; our success in implementing our business development plans of integrating the Company’s and Remington’s Project Management business and realizing the expected benefits of the transaction; general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in the Company’s filings with the SEC.

The forward-looking statements included in this document are only made as of the date of this document. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

ITEM 9.01                                 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description

2.1

Combination Agreement, dated as of April 6, 2018 between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings GP, LLC, Project Management LLC, MJB Investments, LP, Mark A. Sharkey, Remington Holdings, L.P., Ashford Inc., Ashford Holding Corp. and Ashford Merger Sub Inc.

4.1

Amendment No. 2 to the Amended and Restated Rights Agreement, dated April 6, 2018, between Ashford Inc. and Computershare Trust Company, N.A., which includes the Form of Rights Certificate as Exhibit 1 and the Summary of Rights as Exhibit 2.

99.1	Form of Investor Rights Agreement
99.2	Form of Articles Supplementary of the Series B Convertible Preferred Stock of Ashford Holding Corp.
99.3	Press Release, dated April 9, 2018
99.4	Investor Presentation, dated April 2018

The disclosure schedules referenced in the Combination Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally a copy of the omitted disclosure schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 9, 2018

ASHFORD INC.

	By:	/s/ Deric S. Eubanks
Name: Deric S. Eubanks
Title: Chief Financial Officer